# GREAT-WEST LIFECO INC.

## R E L E A S E

Readers are referred to the cautionary note regarding Forward-Looking Information and Non-GAAP Financial Measures at the end of this Release.

**TSX:GWO**

## Great-West Lifeco reports first quarter 2008 results

*Winnipeg, May 1, 2008* ... Great-West Lifeco Inc. (Lifeco) has reported net income attributable to common shareholders of $654 million for the three months ended March 31, 2008, up 27% compared to net income of $514 million reported a year ago.

The 2008 results include two non-recurring items that totaled $118 million, after-tax, or $0.132 per common share, as described in the United States section of this Release. Excluding these items, adjusted net income attributable to common shareholders was $536 million for the three months ended March 31, 2008, up 4% over 2007. On a per share basis, this represents $0.600 per common share for the three months ended March 31, 2008 compared to $0.576 per common share for 2007.

Compared to the first quarter of 2007, the increase in the foreign exchange value of the Canadian dollar opposite the Company's major operating currencies has reduced reported net income in the quarter by approximately $0.051 per common share, or $46 million. On a constant currency basis, adjusted net income attributable to common shareholders increased 13% over 2007.

### Highlights
- Quarterly dividends declared were $0.2925 per common share payable June 30, 2008. Dividends paid on common shares for the three months ended March 31, 2008 were 15% higher than a year ago.
- On April 1, Lifeco announced that the sale of its U.S. Healthcare business had been completed. Lifeco has applied approximately $1.1 billion of the sale proceeds to reduce its outstanding bank bridge facility.
- Adjusted return on common shareholders' equity was 21.1% for the twelve months ended March 31, 2008.

Consolidated net income for Lifeco is comprised of the net income of The Great-West Life Assurance Company (Great-West Life), Canada Life Financial Corporation (CLFC), London Life Insurance Company (London Life), Great-West Life & Annuity Insurance Company (GWL&A), and Putnam Investments, LLC (Putnam), together with Lifeco's corporate results.

…/2

**100 Osborne Street North, Winnipeg, MB Canada  R3C 3A5**

A member of the Power Financial Corporation group of companies.

**CANADA**

Net income attributable to common shareholders for the first quarter of 2008 was $249 million compared to $225 million in 2007, an increase of 11%.  Individual Insurance & Investment Products earnings at $175 million were up 13% while Group Insurance earnings of $100 million were up 16%.  Earnings in the Corporate segment were $10 million lower than 2007 due to the mark-to-market adjustment of two series of Lifeco preferred shares.

Total sales for the three months ended March 31, 2008 were $2,297 million compared to $2,636 million in 2007, a decrease of 13%. The decrease reflects strong segregated and mutual fund sales in 2007 that were not repeated because of a weak market environment in 2008.

Total assets under administration at March 31, 2008 were $100.8 billion, compared to $101.0 billion at December 31, 2007.

**UNITED STATES**

Net income attributable to common shareholders for the first quarter of 2008 increased 67% to $237 million from $142 million for the first quarter of 2007.

In the quarter, two non-recurring items contributed approximately $118 million to earnings. A gain of approximately $176 million was realized in connection with the termination of a long-standing assumption reinsurance agreement under which GWL&A had reinsured a block of U.S. participating policies.  This gain was partly mitigated by an increase in policy reserves to provide for an increase in overhead costs expected to be absorbed as a result of the sale of Great-West Healthcare.

Net income for the quarter includes $43 million in 2008 and $56 million in 2007 in connection with Lifeco's U.S. healthcare business, which has been designated as discontinued operations.

Compared to the first quarter of 2007, the increase in the foreign exchange value of the Canadian dollar opposite the United States dollar has reduced reported net income in the quarter by approximately $0.022 per common share, or $20 million.  On a constant currency basis, adjusted net income attributable to common shareholders decreased 2% over 2007.

Total sales for the three months ended March 31, 2008 were $15.5 billion compared to $1.2 billion in 2007.  Putnam's asset management business is included in the 2008 results.

Total assets under administration at March 31, 2008 were $221.8 billion compared to $231.4 billion at December 31, 2007.  Included in assets under administration were $173.4 billion of mutual fund and institutional account assets managed by Putnam.

**EUROPE**

Net income attributable to common shareholders for the first quarter of 2008 was $175 million compared to $147 million for the first quarter of 2007, an increase of 19%.

Compared to the first quarter of 2007, the increase in the foreign exchange value of the Canadian dollar opposite the British pound, the euro and the United States dollar has reduced reported net income in the quarter by approximately $0.029 per common share, or $26 million.  On a constant currency basis, net income attributable to common shareholders increased 36% over 2007.

Total sales for the three months ended March 31, 2008 were $1,204 million compared to $1,636 million in 2007, a decrease of 26%.

Total assets under administration at March 31, 2008 were $76.0 billion, compared to $61.7 billion at December 31, 2007.

**CORPORATE**

Corporate net income for Lifeco attributable to common shareholders was a charge of $7 million for the first quarter of 2008 compared to nil for the first quarter of 2007.


**MANAGEMENT APPOINTMENTS**

At Great-West Lifeco's annual meeting, held today in Winnipeg, **Robert Gratton** indicated his decision to step down as Chairman of the Boards of Great-West Lifeco, Great-West Life, London Life, Canada Life, Great-West Life & Annuity and Canada Life Capital Corporation.

**Raymond L. McFeetors** has been appointed to succeed him as Chairman of the Boards of Great-West Lifeco, Great-West Life, London Life, Canada Life, Great-West Life & Annuity and Canada Life Capital Corporation.

The following Management appointments were announced at the annual meeting:

- **D. Allen Loney**, formerly Executive Vice-President, Chief Actuary / Capital Management, was appointed President and CEO of Great-West Lifeco, Great-West Life, London Life and Canada Life.

- **William L. Acton**, formerly President and Chief Operating Officer, Europe was appointed President and Chief Executive Officer, Canada Life Capital Corporation, the holding company for the European operations.

- **Mitchell T.G. Graye**, formerly Executive Vice-President and Chief Financial Officer, United States, was appointed President and Chief Executive Officer, Great-West Life & Annuity in the United States.

- **Denis J. Devos**, President and Chief Operating Officer, Canada, has indicated his intention to retire following 35 years of distinguished service. To succeed him the Board appointed **Paul Mahon** President and Chief Operating Officer, Canada.

- **William W. Lovatt**, formerly Executive Vice-President and Chief Financial Officer, Canada, was appointed Executive Vice-President and Chief Financial Officer of Great-West Lifeco, Great-West Life, London Life and Canada Life.

**QUARTERLY DIVIDENDS**

At its meeting today, the Board of Directors approved a quarterly dividend of $0.2925 per share on the common shares of the Company payable June 30, 2008 to shareholders of record at the close of business June 2, 2008.

In addition, the Directors approved quarterly dividends on:
- Series D First Preferred Shares of $0.293750 per share;
- Series E First Preferred Shares of $0.30 per share;
- Series F First Preferred Shares of $0.36875 per share;
- Series G First Preferred Shares of $0.325 per share;
- Series H First Preferred Shares of $0.30313 per share; and
- Series I First Preferred Shares of $0.28125 per share;

all payable June 30, 2008 to shareholders of record at the close of business June 2, 2008.

For purposes of the Income Tax Act (Canada), and any similar provincial legislation, the dividends referred to above are eligible dividends.

**GREAT-WEST LIFECO**

Great-West Lifeco Inc. (TSX:GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings, investment management and reinsurance businesses.  The Company has operations in Canada, the United States, Europe and Asia through The Great-West Life Assurance Company, London Life Insurance Company, The Canada Life Assurance Company, Great-West Life & Annuity Insurance Company and Putnam Investments, LLC.  Lifeco and its companies have over $398 billion  in assets under administration.  Great-West Lifeco is a member of the Power Financial Corporation group of companies.

***Cautionary note regarding Forward-Looking Information***
This release contains some forward-looking statements about the Company, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company action is also a forward-looking statement. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the financial services industry generally, including the insurance and mutual fund industries. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as sales levels, premium income, fee income, expense levels, mortality experience, morbidity experience, policy lapse rates and taxes, as well as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and the Company's ability to complete strategic transactions and integrate acquisitions.  The reader is

cautioned that the foregoing list of important factors is not exhaustive, and there may be other factors listed in other filings with securities regulators, including factors set out under "Risk Management and Control Practices" in the Company's 2007 Annual Management's Discussion and Analysis, which, along with other filings, is available for review at www.sedar.com. The reader is also cautioned to consider these and other factors carefully and to not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Company has no intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

***Cautionary note regarding Non-GAAP Financial Measures***
This release contains some non-GAAP financial measures.  Terms by which non-GAAP financial measures are identified include but are not limited to "earnings before restructuring charges", "adjusted net income", "earnings before adjustments", "net income on a constant currency basis", "premiums and deposits", "sales", and other similar expressions.  Non-GAAP financial measures are used to provide management and investors with additional measures of performance.  However, non-GAAP financial measures do not have standard meanings prescribed by GAAP and are not directly comparable to similar measures used by other companies.  Please refer to the appropriate reconciliations of these non-GAAP financial measures to measures prescribed by GAAP.

***Further information***
Selected financial information is attached.

Great-West Lifeco's first quarter analyst teleconference will be held Thursday, May 1 at 3:00 p.m. (Eastern).  The call can be accessed through www.greatwestlifeco.com or by phone at:

- Participants in the Toronto area:  416-406-6419
- Participants from North America: 1-888-575-8232
- Participants from Overseas:  Dial international access code first, then 800-9559-6849

A replay of the call will be available from May 1 until May 8, 2008, and can be accessed by calling 1-800-408-3053 or 416-695-5800 in Toronto (passcode: 3258989#).

Additional information relating to Lifeco, including the most recent interim unaudited financial statements, interim Management's Discussion and Analysis (MD&A), and CEO/CFO certificates will be filed on SEDAR at www.sedar.com.

- end -

**For more information contact:**

Marlene Klassen, APR
Assistant Vice-President, Communication Services
(204) 946-7705

# GREAT-WEST LIFECO INC.

## FINANCIAL HIGHLIGHTS (unaudited)
### (in $ millions except per share amounts)

|  | 2008 | 2007 | % Change |
|---|---|---|---|
| **For the three months ended March 31** | | | |
| Premiums: | | | |
| Life insurance, guaranteed annuities and insured health products | $ **16,790** | $ 5,342 | - |
| Self-funded premium equivalents (ASO contracts) | **585** | 568 | 3% |
| Segregated funds deposits: | | | |
| Individual products | **2,018** | 2,701 | -25% |
| Group products | **1,541** | 1,716 | -10% |
| Proprietary mutual funds deposits (1) | **8,844** | 220 | - |
| Total premiums and deposits | **29,778** | 10,547 | 182% |
| Fee and other income | **797** | 553 | 44% |
| Paid or credited to policyholders | **16,284** | 5,341 | - |
| Net income - common shareholders | | | |
| Continuing operations - adjusted (3) | **493** | 458 | 8% |
| Discontinued operations (2) | **43** | 56 | -23% |
| Net income - adjusted (3) | **536** | 514 | 4% |
| Adjustments after tax (3) | **118** | - | - |
| Net income | **654** | 514 | 27% |
| **Per common share** | | | |
| Basic earnings - adjusted (3) | $ **0.600** | $ 0.576 | 4% |
| Adjustments after tax | **0.132** | - | - |
| Basic earnings | **0.732** | 0.576 | 27% |
| Dividends paid | **0.2925** | 0.255 | 15% |
| Book value | **11.80** | 11.31 | 4% |
| **Return on common shareholders' equity (12 months):** | | | |
| Net income - adjusted (3) | **21.1%** | 20.4% | |
| Net income | **21.3%** | 20.4% | |
| **At March 31** | | | |
| Total assets | $ **133,740** | $ 121,439 | 10% |
| Segregated funds net assets | **89,092** | 92,663 | -4% |
| Proprietary mutual funds net assets | **175,880** | 2,098 | - |
| Total assets under administration | $ **398,712** | $ 216,200 | 84% |
| Share capital and surplus | $ **11,651** | $ 11,191 | 4% |

(1) Includes Putnam Investments, LLC mutual funds deposits.
(2) Represents the operating results of Great-West Life & Annuity Insurance Company's (GWL&A), an indirect wholly-owned subsidiary of Lifeco, health care business which was sold effective April 1, 2008.
(3) During the first quarter of 2008, net income attributable to common shareholders was increased by $118 or $0.132 per common share as a result of the following items in the Company's United States segment:
  (a) A gain realized in connection with the termination of a long-standing assumption reinsurance agreement ($176 after tax or $0.197 per common share) as described in Note 8 to the interim consolidated financial statements;
  (b) Reserve strengthening in GWL&A's continuing operations (($58) after tax or ($0.065) per common share) as described in note 2 to the interim consolidated financial statements;
  Net income, basic earnings per common share and return on common shareholders' equity are presented on an adjusted basis, as a non-GAAP financial measure of earnings performance. Return on common shareholders' equity for 2008 is restated excluding third quarter 2007 non-recurring items

## SUMMARY OF CONSOLIDATED OPERATIONS *(unaudited)*
*(in $ millions except per share amounts)*

| | For the three months ended March 31 | |
|---|---|---|
| | **2008** | 2007 |
| **Income** | | |
| Premium income | **$ 16,790** | $ 5,342 |
| Net investment income (note 4) | | |
| Regular net investment income | **1,352** | 1,394 |
| Changes in fair value on held for trading assets | **(940)** | (417) |
| Total net investment income | **412** | 977 |
| Fee and other income | **797** | 553 |
| | **17,999** | 6,872 |
| **Benefits and expenses** | | |
| Policyholder benefits | **3,689** | 5,200 |
| Policyholder dividends and experience refunds | **347** | 165 |
| Change in actuarial liabilities | **12,248** | (24) |
| Total paid or credited to policyholders | **16,284** | 5,341 |
| Commissions | **322** | 340 |
| Operating expenses | **648** | 457 |
| Premium taxes | **52** | 57 |
| Financing charges (note 6) | **106** | 51 |
| Amortization of finite life intangible assets | **10** | 8 |
| **Net income from continuing operations before income taxes** | **577** | 618 |
| Income taxes       - current | **120** | 124 |
|                          - future | **(11)** | (11) |
| **Net income from continuing operations before non-controlling interests** | **468** | 505 |
| Non-controlling interests (note 8) | **(157)** | 33 |
| **Net income from continuing operations** | **625** | 472 |
| **Net income from discontinued operations (note 2)** | **43** | 56 |
| **Net income** | **668** | 528 |
| Perpetual preferred share dividends | **14** | 14 |
| **Net income - common shareholders** | **$ 654** | $ 514 |
| **Earnings per common share (note 13)** | | |
| **Basic** | **$ 0.732** | $ 0.576 |
| **Diluted** | **$ 0.728** | $ 0.572 |

# GREAT-WEST LIFECO INC.

## CONSOLIDATED BALANCE SHEETS *(unaudited)*
*(in $ millions)*

| | March 31, 2008 | December 31, 2007 | March 31, 2007 |
|---|---|---|---|
| **Assets** | | | |
| Bonds (note 4) | $ 66,935 | $ 65,069 | $ 74,586 |
| Mortgage loans (note 4) | 16,358 | 15,869 | 15,356 |
| Stocks (note 4) | 6,415 | 6,543 | 5,621 |
| Real estate (note 4) | 2,691 | 2,547 | 2,224 |
| Loans to policyholders | 6,521 | 6,317 | 6,731 |
| Cash and cash equivalents | 3,416 | 3,650 | 2,693 |
| Funds held by ceding insurers | 14,393 | 1,512 | 1,866 |
| Assets of operations held for sale (note 2) | 670 | 697 | 828 |
| Goodwill | 6,325 | 6,295 | 5,391 |
| Intangible assets | 4,023 | 3,917 | 1,560 |
| Other assets | 5,993 | 5,972 | 4,583 |
| **Total assets** | **$ 133,740** | **$ 118,388** | **$ 121,439** |
| **Liabilities** | | | |
| Policy liabilities | | | |
| Actuarial liabilities | $ 102,195 | $ 87,681 | $ 92,689 |
| Provision for claims | 1,340 | 1,315 | 1,231 |
| Provision for policyholder dividends | 622 | 600 | 578 |
| Provision for experience rating refunds | 218 | 310 | 174 |
| Policyholder funds | 2,292 | 2,160 | 2,163 |
| | 106,667 | 92,066 | 96,835 |
| Debentures and other debt instruments (note 7) | 5,155 | 5,241 | 1,960 |
| Funds held under reinsurance contracts | 169 | 164 | 1,964 |
| Other liabilities | 5,129 | 5,211 | 3,939 |
| Liabilities of operations held for sale (note 2) | 396 | 428 | 602 |
| Repurchase agreements | 689 | 344 | 896 |
| Deferred net realized gains | 180 | 179 | 188 |
| | 118,385 | 103,633 | 106,384 |
| Preferred shares (note 9) | 797 | 786 | 825 |
| Capital trust securities and debentures | 636 | 639 | 634 |
| Non-controlling interests | | | |
| Participating account surplus in subsidiaries | 1,952 | 2,103 | 2,042 |
| Preferred shares issued by subsidiaries | 157 | 157 | 209 |
| Perpetual preferred shares issued by subsidiaries | 151 | 152 | 154 |
| Non-controlling interests in capital stock and surplus | 11 | 10 | - |
| **Share capital and surplus** | | | |
| Share capital (note 9) | | | |
| Perpetual preferred shares | 1,099 | 1,099 | 1,099 |
| Common shares | 4,714 | 4,709 | 4,687 |
| Accumulated surplus | 6,992 | 6,599 | 5,772 |
| Accumulated other comprehensive income | (1,190) | (1,533) | (396) |
| Contributed surplus | 36 | 34 | 29 |
| | 11,651 | 10,908 | 11,191 |
| **Total liabilities, share capital and surplus** | **$ 133,740** | **$ 118,388** | **$ 121,439** |

# GREAT-WEST LIFECO INC.

## CONSOLIDATED STATEMENTS OF SURPLUS *(unaudited)*
*(in $ millions)*

| | For the three months ended March 31 | | | |
|---|---|---|---|---|
| | **2008** | | 2007 | |
| **Accumulated surplus** | | | | |
| Balance, beginning of year | $ | **6,599** | $ | 5,858 |
| Change in accounting policy | | **-** | | (373) |
| Net income | | **668** | | 528 |
| Dividends to shareholders | | | | |
|    Perpetual preferred shareholders | | **(14)** | | (14) |
|    Common shareholders | | **(261)** | | (227) |
| **Balance, end of period** | $ | **6,992** | $ | 5,772 |
| | | | | |
| **Accumulated other comprehensive income, net of income taxes (note 14)** | | | | |
| Balance, beginning of year | $ | **(1,533)** | $ | (547) |
| Change in accounting policy | | **-** | | 262 |
| Other comprehensive income | | **343** | | (111) |
| **Balance, end of period** | $ | **(1,190)** | $ | (396) |
| | | | | |
| **Contributed surplus** | | | | |
| Balance, beginning of year | $ | **34** | $ | 28 |
| Stock option expense | | | | |
|    Current year expense | | **2** | | 1 |
| **Balance, end of period** | $ | **36** | $ | 29 |

# GREAT-WEST LIFECO INC.

## SUMMARY OF CONSOLIDATED COMPREHENSIVE INCOME *(unaudited)*
*(in $ millions)*

| | For the three months ended March 31 | |
| --- | --- | --- |
| | **2008** | 2007 |
| **Net income** | **$ 668** | $ 528 |
| **Other comprehensive income (loss), net of income taxes** | | |
| Unrealized foreign exchange gains (losses) on translation of foreign operations | **456** | (75) |
| Unrealized gains (losses) on available for sale assets | **(49)** | (15) |
| Reclassification of realized (gains) losses on available for sale assets | **(10)** | (21) |
| Unrealized gains (losses) on cash flow hedges | **(46)** | - |
| Non-controlling interests | **(8)** | - |
| | **343** | (111) |
| **Comprehensive income** | **$ 1,011** | $ 417 |

**Income tax (expense) benefit included in other comprehensive income**

| | For the three months ended March 31 | |
| --- | --- | --- |
| | **2008** | 2007 |
| Unrealized foreign exchange gains (losses) on translation of foreign operations | **$ -** | $ - |
| Unrealized gains (losses) on available for sale assets | **22** | 4 |
| Reclassification of realized (gains) losses on available for sale assets | **3** | 7 |
| Unrealized gains (losses) on cash flow hedges | **25** | - |
| Non-controlling interests | **2** | - |
| | **$ 52** | $ 11 |

# GREAT-WEST LIFECO INC.

## CONSOLIDATED STATEMENTS OF CASH FLOWS *(unaudited)*
### *(in $ millions)*

| | For the three months ended March 31 | |
|---|---|---|
| | **2008** | 2007 |
| **Operations** | | |
| Net income | **$ 668** | $ 528 |
| Adjustments: | | |
| Change in policy liabilities | **(250)** | (52) |
| Change in funds held by ceding insurers | **(18)** | 288 |
| Change in funds held under reinsurance contracts | **(1)** | 26 |
| Change in current income taxes payable | **(171)** | (44) |
| Future income tax expense | **(11)** | (11) |
| Changes in fair value of financial instruments | **951** | 415 |
| Other | **(385)** | (972) |
| Cash flows from operations | **783** | 178 |
| **Financing Activities** | | |
| Issue of common shares | **5** | 11 |
| Repayments on credit facility | **(235)** | - |
| Increase in line of credit in subsidiary | **80** | - |
| Repayment of debentures and other debt instruments | **(2)** | (9) |
| Dividends paid | **(275)** | (241) |
| | **(427)** | (239) |
| **Investment Activities** | | |
| Bond sales and maturities | **4,644** | 6,532 |
| Mortgage loan repayments | **376** | 469 |
| Stock sales | **389** | 353 |
| Real estate sales | **100** | 19 |
| Change in loans to policyholders | **(37)** | (34) |
| Change in repurchase agreements | **369** | (427) |
| Investment in bonds | **(5,342)** | (5,943) |
| Investment in mortgage loans | **(712)** | (594) |
| Investment in stocks | **(448)** | (572) |
| Investment in real estate | **(100)** | (113) |
| | **(761)** | (310) |
| Effect of changes in exchange rates on cash and cash equivalents | **168** | (16) |
| **Decrease in cash and cash equivalents** | **(237)** | (387) |
| **Cash and cash equivalents from continuing ($3,650) and discontinued operations ($26), beginning of year** | **3,676** | 3,083 |
| **Cash and cash equivalents from discontinued operations, end of period** | **(23)** | (3) |
| **Cash and cash equivalents from continuing operations, end of period** | **$ 3,416** | $ 2,693 |

**Notes to Consolidated Financial Statements** *(unaudited)*

*(in $ millions except per share amounts)*

1. **Basis of Presentation and Summary of Accounting Policies**

   The interim unaudited consolidated financial statements of Great-West Lifeco Inc. (Lifeco or the Company) at March 31, 2008 have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods of computation followed in the consolidated financial statements for the year ended December 31, 2007 except as noted below. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Company's annual report dated December 31, 2007.

   **(a) Changes in Accounting Policy**

   Capital Disclosures

   Effective January 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1535, *Capital Disclosures*. The section establishes standards for disclosing information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital. The new requirements are for disclosure only and did not impact the financial results of the Company.

   Financial Instrument Disclosure and Presentation

   Effective January 1, 2008, the Company adopted the CICA Handbook Section 3862, *Financial Instruments – Disclosures*, and Section 3863, *Financial Instruments – Presentation*. These sections replace existing Section 3861, *Financial Instruments – Disclosure and Presentation*. Presentation standards are carried forward unchanged. Disclosure standards are enhanced and expanded to complement the changes in accounting policy adopted in accordance with Section 3855, *Financial Instruments – Recognition and Measurement* during 2007.

   **(b) Comparative Figures**

   Certain of the 2007 amounts presented for comparative purposes have been reclassified to conform with the presentation adopted in the current year.

2. **Disposals**

   On April 1, 2008, Lifeco announced that Great-West Life & Annuity Insurance Company (GWL&A) has completed the sale of its health care business, Great-West Healthcare. As part of the transaction GWL&A has received U.S. $1.5 billion in cash and will retain an estimated U.S. $750 million representing the amount of equity invested in the business at the closing date. In accordance with CICA Handbook Section 3475, *Disposal of Long-lived Assets and Discontinued Operations* the operating results and assets and liabilities of the health care business have been presented as discontinued operations in the financial statements of the Company.

After tax net income of the health care business presented as discontinued operations on the Summary of Consolidated Operations is comprised of the following:

|  | March 31, 2008 | | March 31, 2007 |
|---|---|---|---|
| **Income** | | | |
| Premium income | $ | **224** | $ 271 |
| Net investment income | | **11** | 25 |
| Fee and other income | | **164** | 211 |
| | | **399** | 507 |
| **Benefits and expenses** | | | |
| Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds | | **191** | 243 |
| Other | | **145** | 183 |
| **Net income from discontinued operations before income taxes** | | **63** | 81 |
| Income taxes | | **20** | 25 |
| **Net income from discontinued operations** | $ | **43** | $ 56 |

As a result of the sale of its health care business, GWL&A recognized a charge of $58 after-tax relating to the strengthening of reserves in its continuing operations.

On the Consolidated Balance Sheets assets and liabilities of operations held for sale are comprised of the following:

|  | March 31, 2008 | | December 31, 2007 | | March 31, 2007 | |
|---|---|---|---|---|---|---|
| **Assets** | | | | | | |
| Bonds | $ | **184** | $ | 241 | $ | 275 |
| Cash and cash equivalents | | **23** | | 26 | | 3 |
| Goodwill | | **49** | | 47 | | 49 |
| Intangible assets | | **11** | | 11 | | 6 |
| Other assets | | **403** | | 372 | | 495 |
| **Assets of operations held for sale** | $ | **670** | $ | 697 | $ | 828 |
| **Liabilities** | | | | | | |
| Policy liabilities | $ | **231** | $ | 248 | $ | 333 |
| Other liabilities | | **165** | | 180 | | 247 |
| Repurchase agreements | | **-** | | - | | 22 |
| **Liabilities of operations held for sale** | $ | **396** | $ | 428 | $ | 602 |

## 3. Restructuring Costs

Following the acquisition of Putnam Investments, LLC (Putnam) on August 3, 2007, the Company developed a plan to restructure and exit certain operations of Putnam.  The Company expects the restructuring to be substantially complete by the end of 2009.  Costs of $184 (U.S. $175) are expected to be incurred as a result by the U.S. operating segment and consist primarily of restructuring and exit activities involving operations and systems, compensation and facilities costs. Accrued restructuring costs are included in other liabilities in the Consolidated Balance Sheets and restructuring charges are included in the Summary of Consolidated Operations. The costs include approximately $154 (U.S $146) that was recognized as part of the purchase equation of Putnam and costs of approximately $30 (U.S. $29) will be charged to income as incurred.

The following details the amount and status of restructuring program costs:

|  | Expected total costs | | Amounts utilized - 2007 | | Amounts utilized - 2008 | | Changes in foreign exchange rates | | Balance March 31, 2008 |
|---|---|---|---|---|---|---|---|---|---|
| Compensation costs | $ | 133 | $ | (27) | $ | (15) | $ | (6) | $ | 85 |
| Exiting and consolidating operations | | 22 | | (6) | | - | | - | | 16 |
| Eliminating duplicate systems | | 29 | | (1) | | - | | - | | 28 |
| | $ | 184 | $ | (34) | $ | (15) | $ | (6) | $ | 129 |
| | | | | | | | | | | |
| Accrued on acquisition | $ | 154 | $ | (34) | $ | (15) | $ | (6) | $ | 99 |
| Expense as incurred | | 30 | | - | | - | | - | | 30 |
| | $ | 184 | $ | (34) | $ | (15) | $ | (6) | $ | 129 |

## 4. Portfolio Investments

**(a)** Carrying values of portfolio investments are as follows:

| | March 31, 2008 | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Carrying Value & Market Value | | | Amortized Cost | | | | | Total |
| | Available for sale | Held for trading[1] | | Carrying Value Loans and receivables | Market Value Loans and receivables | Carrying Value Non-financial instruments | Market Value Non-financial instruments | Carrying value |
| | | Designated | Classified | | | | | |
| **Bonds** | | | | | | | | |
| - government | $ 1,895 | $ 16,892 | $ 645 | $ 1,786 | $ 1,951 | $ - | $ - | $ 21,218 |
| - corporate | 2,917 | 34,781 | 1,053 | 6,966 | 7,141 | - | - | 45,717 |
| | 4,812 | 51,673 | 1,698 | 8,752 | 9,092 | - | - | 66,935 |
| **Mortgage loans** | | | | | | | | |
| - residential | - | - | - | 7,066 | 7,271 | - | - | 7,066 |
| - non-residential | - | - | - | 9,292 | 9,405 | - | - | 9,292 |
| | - | - | - | 16,358 | 16,676 | - | - | 16,358 |
| **Stocks** | 1,426 | 4,666 | - | - | - | 323 | 416 | 6,415 |
| **Real estate** | - | - | - | - | - | 2,691 | 2,940 | 2,691 |
| | $ 6,238 | $ 56,339 | $ 1,698 | $ 25,110 | $ 25,768 | $ 3,014 | $ 3,356 | $ 92,399 |

| | December 31, 2007 | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Carrying Value & Market Value | | | Amortized Cost | | | | Total | |
| | Available for sale | Held for trading[1] | | Carrying Value Loans and receivables | Market Value Loans and receivables | Carrying Value Non-financial instruments | Market Value Non-financial instruments | Carrying value | |
| | | Designated | Classified | | | | | | |
| Bonds | | | | | | | | | |
| - government | $ 1,541 | $ 16,554 | $ 635 | $ 1,775 | $ 1,877 | $ - | $ - | $ 20,505 | |
| - corporate | 2,504 | 34,030 | 1,005 | 7,025 | 7,130 | - | - | 44,564 | |
| | 4,045 | 50,584 | 1,640 | 8,800 | 9,007 | - | - | 65,069 | |
| Mortgage loans | | | | | | | | | |
| - residential | - | - | - | 7,121 | 7,127 | - | - | 7,121 | |
| - non-residential | - | - | - | 8,748 | 8,879 | - | - | 8,748 | |
| | - | - | - | 15,869 | 16,006 | - | - | 15,869 | |
| Stocks | 1,432 | 4,791 | - | - | - | 320 | 461 | 6,543 | |
| Real estate | - | - | - | - | - | 2,547 | 2,844 | 2,547 | |
| | $ 5,477 | $ 55,375 | $ 1,640 | $ 24,669 | $ 25,013 | $ 2,867 | $ 3,305 | $ 90,028 | |

| | March 31, 2007 | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Carrying Value & Market Value | | | Amortized Cost | | | | Total | |
| | Available for sale | Held for trading[1] | | Carrying Value Loans and receivables | Market Value Loans and receivables | Carrying Value Non-financial instruments | Market Value Non-financial instruments | Carrying value | |
| | | Designated | Classified | | | | | | |
| Bonds | | | | | | | | | |
| - government | $ 1,879 | $ 21,319 | $ 1,013 | $ 2,240 | $ 2,275 | $ - | $ - | $ 26,451 | |
| - corporate | 3,097 | 36,813 | 615 | 7,610 | 8,405 | - | - | 48,135 | |
| | 4,976 | 58,132 | 1,628 | 9,850 | 10,680 | - | - | 74,586 | |
| Mortgage loans | | | | | | | | | |
| - residential | - | - | - | 7,259 | 7,435 | - | - | 7,259 | |
| - non-residential | - | - | - | 8,097 | 8,203 | - | - | 8,097 | |
| | - | - | - | 15,356 | 15,638 | - | - | 15,356 | |
| Stocks | 896 | 4,416 | - | - | - | 309 | 449 | 5,621 | |
| Real estate | - | - | - | - | - | 2,224 | 2,689 | 2,224 | |
| | $ 5,872 | $ 62,548 | $ 1,628 | $ 25,206 | $ 26,318 | $ 2,533 | $ 3,138 | $ 97,787 | |

[1] Investments can be held for trading in two ways: designated as held for trading at the option of management; or, classified as held for trading if they are actively traded for the purpose of earning investment income.

**(b)** Included in portfolio investments are the following:

(i) Non-performing loans:

|  | March 31, 2008 | December 31, 2007 | March 31, 2007 |
|---|---|---|---|
| Bonds | $ 19 | $ 33 | $ 77 |
| Mortgage loans | 9 | 9 | 25 |
|  | $ 28 | $ 42 | $ 102 |

Non-performing loans include non-accrual loans and foreclosed real estate held for sale. Bond and mortgage investments are reviewed on a loan by loan basis to determine non-performing status. Loans are classified as non-accrual when they are deemed to have an other than temporary impairment as a result of:

(1) payments are 90 days or more in arrears, except in those cases where, in the opinion of management, there is justification to continue to accrue interest; or
(2) the Company no longer has reasonable assurance of timely collection of the full amount of the principal and interest due; or
(3) modified/restructured loans are not performing in accordance with the contract.

Where appropriate, provisions are established or write-offs made to adjust the carrying value to the net realizable amount. Wherever possible the fair value of collateral underlying the loans or observable market price is used to establish net realizable value. For non-performing available for sale loans, recorded at fair value, the accumulated loss recorded in accumulated other comprehensive income is reclassified to net investment income. Once an impairment loss on an available for sale asset is recorded to income it is not reversed.

(ii) Changes in the allowance for credit losses are as follows:

|  | For the three months ended March 31, 2008 | | | For the three months ended March 31, 2007 | | |
|---|---|---|---|---|---|---|
|  | Bonds | Mortgage Loans | Total | Bonds | Mortgage Loans | Total |
| Balance, beginning of year | $ 34 | $ 19 | $ 53 | $ 44 | $ 30 | $ 74 |
| Net provision (recoveries) for credit losses - in year | - | - | - | (1) | - | (1) |
| Write-offs, net of recoveries | (6) | - | (6) | - | - | - |
| Other (including foreign exchange rate changes) | 1 | 1 | 2 | (1) | - | (1) |
| Balance, end of period | $ 29 | $ 20 | $ 49 | $ 42 | $ 30 | $ 72 |

**(c)** Net investment income is comprised of the following:

| For the three months ended March 31, 2008 | Bonds | Mortgage loans | Stocks | Real estate | Other | Total |
|---|---|---|---|---|---|---|
| Regular net investment income: | | | | | | |
| Investment income earned | $ 890 | $ 228 | $ 45 | $ 35 | $ 128 | $ 1,326 |
| Net realized gains (losses) *(available for sale)* | 13 | - | - | - | - | 13 |
| Net realized gains (losses) *(other classifications)* | 6 | 6 | 5 | - | - | 17 |
| Amortization of net realized/unrealized gains (non-financial instruments) | - | - | - | 11 | - | 11 |
| Other income and expenses | - | - | - | - | (15) | (15) |
| | 909 | 234 | 50 | 46 | 113 | 1,352 |
| Changes in fair value on held for trading assets: | | | | | | |
| Net realized/ unrealized gains (losses) *(classified held for trading)* | 21 | - | - | - | - | 21 |
| Net realized/ unrealized gains (losses) *(designated held for trading)* | (683) | (242) | - | - | (36) | (961) |
| | (662) | (242) | - | - | (36) | (940) |
| **Net investment income** | **$ 247** | **$ (8)** | **$ 50** | **$ 46** | **$ 77** | **$ 412** |

| For the three months ended March 31, 2007 | Bonds | Mortgage loans | Stocks | Real estate | Other | Total |
|---|---|---|---|---|---|---|
| Regular net investment income: | | | | | | |
| Investment income earned | $ 903 | $ 224 | $ 43 | $ 35 | $ 152 | $ 1,357 |
| Net realized gains (losses) *(available for sale)* | 25 | - | 3 | - | - | 28 |
| Net realized gains (losses) *(other classifications)* | 2 | 6 | - | - | - | 8 |
| Amortization of deferred net realized gains | - | - | - | 19 | - | 19 |
| Other income and expenses | - | - | - | - | (18) | (18) |
| | 930 | 230 | 46 | 54 | 134 | 1,394 |
| Changes in fair value on held for trading assets: | | | | | | |
| Net realized/ unrealized gains (losses) *(classified held for trading)* | (3) | - | - | - | - | (3) |
| Net realized/ unrealized gains (losses) *(designated held for trading)* | (481) | - | 79 | - | (12) | (414) |
| | (484) | - | 79 | - | (12) | (417) |
| Net investment income | $ 446 | $ 230 | $ 125 | $ 54 | $ 122 | $ 977 |

Investment income earned is comprised of income from investments that are classified or designated as held for trading, classified as available for sale and classified as loans and receivables.

5. **Financial Instrument Risk Management**

The Company has enterprise-wide policies relating to the identification, measurement, monitoring, mitigating, and controlling of risks associated with financial instruments. The key risks related to financial instruments are credit risk, liquidity risk and market risk (currency, interest rate and equity). The following sections describe how the Company manages each of these risks.

**(a) Credit Risk**

Credit risk is the risk of financial loss resulting from the failure of debtors making payments when due. The following policies and procedures are in place to manage this risk:

- Investment guidelines are in place that require only the purchase of investment-grade assets and minimize undue concentration of assets in any single geographic area, industry and company.
- Investment guidelines specify minimum and maximum limits for each asset class. Credit ratings are determined by recognized external credit rating agencies and/or internal credit review.
- Investment guidelines also specify collateral requirements.
- Portfolios are monitored continuously, and reviewed regularly with the Boards of Directors or the Investment Committees of the Boards of Directors.
- Credit risk associated with derivative instruments is evaluated quarterly on a current exposure method, using practices that are at least as conservative as those recommended by regulators.
- The Company is exposed to credit risk relating to premiums due from policyholders during the grace period specified by the insurance policy or until the policy is paid up or terminated. Commissions paid to agents and brokers are netted against amounts receivable, if any.
- Reinsurance is placed with counterparties that have a good credit rating and concentration of credit risk is avoided by following policy guidelines set each year by the Board of Directors. Management continuously monitors and performs an assessment of creditworthiness of reinsurers.

(i) Maximum Exposure to Credit Risk

The following table summarizes the Company's maximum exposure to credit risk related to financial instruments. The maximum credit exposure is the carrying value of the asset net of any allowances for losses.

|  | March 31, 2008 |
| --- | --- |
| Cash and cash equivalents | $ 3,439 |
| Bonds |  |
|     Held for trading | 53,460 |
|     Available for sale | 4,907 |
|     Amortized cost | 8,752 |
| Mortgage loans | 16,358 |
| Loans to policyholders | 6,521 |
| Other financial assets | 27,769 |
| Derivative assets | 710 |
| Total balance sheet maximum credit exposure | $ 121,916 |

Credit risk is also mitigated by entering into collateral agreements. The amount and type of collateral required depends on an assessment of the credit risk of the counterparty. Guidelines are implemented regarding the acceptability of types of collateral and the valuation parameters. Management monitors the value of the collateral, requests additional collateral when needed and performs an impairment valuation when applicable.

(ii) Concentration of Credit Risk

Concentrations of credit risk arise from exposures to a single debtor, a group of related debtors or groups of debtors that have similar credit risk characteristics in that they operate in the same geographic region or in similar industries. The characteristics are similar in that changes in economic or political environments may impact their ability to meet obligations as they come due.

The following table provides details of the carrying value of bonds by industry sector and geographic distribution:

| | March 31, 2008 |
|---|---:|
| Bonds issued or guaranteed by: | |
| Canadian federal government | $ 1,610 |
| Canadian provincial and municipal governments | 4,795 |
| U.S. Treasury and other U.S. agencies | 4,619 |
| Other foreign governments | 8,688 |
| Total government issued or government bonds | 19,712 |
| Corporate bonds by industry sector: | |
| Asset-backed securities | 8,117 |
| Communications | 1,370 |
| Consumer staples and discretionary | 4,428 |
| Financials | 14,653 |
| Healthcare | 1,270 |
| Industrials | 2,613 |
| Utilities and energy | 8,435 |
| Other | 3,848 |
| Total corporate | 44,734 |
| Short term bonds | 2,489 |
| | $ 66,935 |
| Canada | $ 25,241 |
| United States | 16,771 |
| Europe/Reinsurance | 24,923 |
| | $ 66,935 |

The following table provides details of the carrying value of mortgage loans by geographic location:

| | March 31, 2008 | | | |
|---|---|---|---|---|
| | Single family residential | Multi-family residential | Commercial | Total |
| Canada | $ 1,791 | $ 4,712 | $ 5,441 | $ 11,944 |
| United States | - | 527 | 1,211 | 1,738 |
| Europe/Reinsurance | - | 31 | 2,645 | 2,676 |
| Total mortgages | $ 1,791 | $ 5,270 | $ 9,297 | $ 16,358 |

(iii) Asset Quality

**Bond Portfolio Quality**

|  | March 31, 2008 |
|---|---|
| AAA | $ 28,518 |
| AA | 10,716 |
| A | 16,965 |
| BBB | 7,799 |
| BB and lower | 448 |
|  | 64,446 |
| Short term bonds | 2,489 |
| **Total bonds** | $ 66,935 |

**Derivative Portfolio Quality**

|  | March 31, 2008 |
|---|---|
| Over-the-counter contracts (counterparty ratings): |  |
| AAA | $ 2 |
| AA | 460 |
| A | 249 |
| **Total** | $ 711 |

Derivative instruments are either exchange traded or over-the-counter contracts negotiated between counterparties. At March 31, 2008, the Company held assets of $8 pledged as collateral for derivative contracts. The assets pledged consist of cash, cash equivalents and short-term securities.

## (b) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet all cash outflow obligations as they come due. The following policies and procedures are in place to manage this risk:

- The Company closely manages operating liquidity through cash flow matching of assets and liabilities.
- Management monitors the use of line of credit on a regular basis, and assesses the ongoing availability of these and alternative forms of operating credit.
- Management closely monitors the solvency and capital positions of its principal subsidiaries opposite liquidity requirements at the holding company. Additional liquidity is available through established lines of credit and the Company's demonstrated ability to access capital markets for funds. The Company maintains a $200 million committed line of credit with a Canadian chartered bank.

In the normal course of business the Company enters into contracts that give rise to commitments of future minimum payments that impact short-term and long-term liquidity.  The following table summarizes the principal repayment schedule of certain of the Company's financial liabilities.

| | **Payments due by period** | | | | | | |
| | Total | 1 year | 2 years | 3 years | 4 years | 5 years | over 5 years |
|---|---|---|---|---|---|---|---|
| Debentures and other debt instruments | $ 5,153 | $ 1,845 | $ 1 | $ 1 | $ 1 | $ 716 | $ 2,589 |
| Preferred share liabilities | 756 | - | - | - | - | 557 | 199 |
| Capital trust debentures (1) | 800 | - | - | - | - | - | 800 |
| | $ 6,709 | $ 1,845 | $ 1 | $ 1 | $ 1 | $ 1,273 | $ 3,588 |

(1) Payments due have not been reduced to reflect the Company held capital trust securities of $175 principal amount ($191 carrying value).

## (c) Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in market factors.  Market factors include three types of risks: currency risk, interest rate risk and equity risk.

(i) Currency Risk

Currency risk relates to the Company operating in different currencies and converting non-Canadian earnings at different points in time at different foreign exchange levels when adverse changes in foreign currency exchange rates occur.  The following policies and procedures are in place to mitigate the Company's exposure to currency risk.

- Management, from time to time, utilizes forward foreign currency contracts to mitigate the volatility arising from the movement of rates as they impact the translation of operating results denominated in foreign currency.

- The Company uses financial measures such as constant currency calculations to monitor the effect of currency translation fluctuations.

- Investments are normally made in the same currency as the liabilities supported by those investments.

- Foreign currency assets acquired to back liabilities are normally converted back to the currency of the liability using foreign exchange contracts.

- A 10% increase in foreign currency rates would be expected to additionally increase non-participating actuarial liabilities by approximately $20.  A 10% decrease in foreign currency rates would be expected to additionally decrease non-participating actuarial liabilities by approximately $20.

(ii) Interest Rate Risk

Interest rate risk exists if asset and liability cash flows are not closely matched and interest rates change causing a difference in value between the asset and liability.  The following policies and procedures are in place to mitigate the Company's exposure to interest rate risk.

- The Company utilizes a formal process for managing the matching of assets and liabilities.  This involves grouping general fund assets and liabilities into segments. Assets in each segment are managed in relation to the liabilities in the segment.

- Interest rate risk is managed by investing in assets that are suitable for the products sold.

- For products with fixed and highly predictable benefit payments, investments are made in fixed income assets that closely match the liability product cash flows.  Protection against interest rate change is achieved as any change in the fair market value of the assets will be offset by a similar change in the fair market value of the liabilities.

- For products with less predictable timing of benefit payments, investments are made in fixed income assets with cash flows of a shorter duration than the anticipated timing of benefit payments, or equities as described below.

- The risk associated with the mismatch in portfolio duration and cash flow, asset prepayment exposure and the pace of asset acquisition are quantified and reviewed regularly.

Projected cash flows from the current assets and liabilities are used in the Canadian Asset Liability Method (CALM) to determine actuarial liabilities.  Cash flows from assets are reduced to provide for potential asset default losses.  Testing under several interest rate scenarios (including increasing and decreasing rates) is done to provide for reinvestment risk.

One way of measuring the interest rate risk associated with this assumption is to determine the effect on the present value of the projected net asset and liability cash flows of the non-participating business of the Company of an immediate and permanent 1% increase or an immediate and permanent 1% decrease in the level of interest rates at all future dates. These interest rate changes will impact the projected cash flows.

- The effect of an immediate and permanent 1% increase in interest rates at each future duration would be to decrease the present value of these net projected cash flows by approximately $28.

- The effect of an immediate and permanent 1% decrease in interest rates at each future duration would be to decrease the present value of these net projected cash flows by approximately $150.

(iii) Equity Risk

Equity risk is the uncertainty associated with the valuation of assets arising from changes in equity markets. To mitigate price risk, the Company has investment policy guidelines in place that provide for prudent investment in equity markets within clearly defined limits.

Some policy liabilities are supported by equities, for example segregated fund products and products with long-tail liabilities. Generally these liabilities will fluctuate in line with equity market values. There will be additional impacts on these liabilities as equity market values fluctuate. A 10% increase in equity markets would be expected to additionally decrease non-participating actuarial liabilities by approximately $55. A 10% decrease in equity markets would be expected to additionally increase non-participating actuarial liabilities by approximately $64.

## 6. Financing Charges

Financing charges consist of the following:

|  | For the three months ended March 31 | |
|---|---|---|
|  | **2008** | 2007 |
| Interest on long-term debentures and other debt instruments | $ **75** | $ 30 |
| Dividends on preferred shares classified as liabilities | **9** | 9 |
| Unrealized losses (gains) on preferred shares classified as held for trading | **11** | (2) |
| Other | **2** | 5 |
| Interest on capital trust debentures | **12** | 12 |
| Distributions on capital trust securities held by consolidated group as temporary investments | **(3)** | (3) |
| **Total** | $ **106** | $ 51 |

## 7. Debentures and Other Debt Instruments

On January 24, 2008, a subsidiary of Putnam LLC executed a demand promissory note in the amount of U.S. $150 with a Canadian Chartered Bank. On January 24, 2008, Putnam LLC drew U.S. $150 on the note. On March 26, 2008, a subsidiary of Putnam LLC executed a U.S. $200 revolving credit facility with a Canadian Chartered Bank and used proceeds from the line to repay the U.S. $150 demand promissory note. There was U.S. $80 outstanding under the line of credit at March 31, 2008.

During the first quarter of 2008, the Company repaid $235 on its one year credit facility with a Canadian chartered bank. The outstanding balance of this credit facility at March 31, 2008 and December 31, 2007 respectively was $1,664 ($998 Canadian and U.S. $647) and $1,873 ($1,233 Canadian and U.S. $647).

## 8. Non-Controlling Interests

During the first quarter of 2008, non-controlling interests decreased by approximately $176 in connection with the termination of a long-standing assumption reinsurance agreement under which GWL&A had reinsured a block of U.S. participating policies.

GREAT-WEST
LIFECO INC.

## 9. Share Capital

### (a) Preferred Shares

The Company has designated outstanding Preferred Shares Series D and Series E as held for trading on the Consolidated Balance Sheets with changes in fair value reported in the Summary of Consolidated Operations.  During the three months ended March 31, 2008 the Company recognized unrealized gains (losses) of $1 for Series D and $(12) for Series E (for the three months ended March 31, 2007, $2 for Series D and $0 for Series E).  The redemption price at maturity is $25 per share plus accrued dividends.

### (b) Common Shares

**Issued and outstanding**

| | March 31, 2008 | | December 31, 2007 | | March 31, 2007 | |
|---|---|---|---|---|---|---|
| | Number | Carrying Value | Number | Carrying Value | Number | Carrying Value |
| Common shares: | | | | | | |
| Balance, beginning of year | 893,761,639 | $ 4,709 | 891,151,789 | $ 4,676 | 891,151,789 | $ 4,676 |
| Issued under Stock Option Plan | 358,243 | 5 | 2,609,850 | 33 | 993,457 | 11 |
| Balance, end of period | 894,119,882 | $ 4,714 | 893,761,639 | $ 4,709 | 892,145,246 | $ 4,687 |

## 10. Capital Management

At the holding company level, the Company monitors the amount of consolidated capital available, and the amounts deployed in its various operating subsidiaries. The amount of capital deployed in any particular company or country is dependent upon local regulatory requirements as well as the Company's internal assessment of capital requirements in the context of its operational risks and requirements, and strategic plans.

The Company's practice is to maintain the capitalization of its regulated operating subsidiaries at a level that will exceed the relevant minimum regulatory capital requirements in the jurisdictions in which they operate.

In Canada, the Office of the Superintendent of Financial Institutions (OSFI) has established a capital adequacy measurement for life insurance companies incorporated under the Insurance Companies Act (Canada) and their subsidiaries, known as the Minimum Continuing Capital and Surplus Requirements (MCCSR).

For Canadian regulatory reporting purposes, capital is defined by OSFI in its MCCSR guideline. The following table provides the MCCSR information and ratios for The Great-West Life Assurance Company (Great-West Life):

| | March 31, 2008 | | December 31, 2007 | | March 31, 2007 |
|---|---|---|---|---|---|
| **Capital Available:** | | | | | |
| **Tier 1 Capital** | | | | | |
| Common shares | $ | **6,116** | $ | 6,116 | $ 6,116 |
| Shareholder surplus | | **4,921** | | 4,672 | 4,081 |
| Qualifying non-controlling interests | | **151** | | 152 | 154 |
| Innovative instruments | | **634** | | 636 | 631 |
| Other Tier 1 Capital Elements | | **1,621** | | 1,337 | 1,775 |
| Gross Tier 1 Capital | | **13,443** | | 12,913 | 12,757 |
| | | | | | |
| **Deductions from Tier 1:** | | | | | |
| Goodwill & intangible assets in excess of limit | | **5,708** | | 5,724 | 5,725 |
| Other deductions | | **1,347** | | 1,219 | 1,132 |
| **Net Tier 1 Capital** | | **6,388** | | 5,970 | 5,900 |
| | | | | | |
| **Tier 2 Capital** | | | | | |
| Tier 2A | | **447** | | 456 | 548 |
| Tier 2B allowed | | **501** | | 502 | 502 |
| Tier 2C | | **1,322** | | 1,262 | 1,178 |
| | | | | | |
| **Tier 2 Capital Allowed** | | **2,270** | | 2,220 | 2,228 |
| | | | | | |
| **Total Tier 1 and Tier 2 Capital** | | **8,658** | | 8,190 | 8,128 |
| **Less: Deductions/Adjustments** | | **124** | | 101 | 205 |
| **Total Available Capital** | $ | **8,534** | $ | 8,089 | $ 7,923 |
| | | | | | |
| **Capital Required:** | | | | | |
| Assets Default & market risk | $ | **1,487** | $ | 1,457 | $ 1,336 |
| Insurance Risks | | **1,735** | | 1,675 | 1,690 |
| Interest Rate Risks | | **1,026** | | 888 | 872 |
| Other | | **(57)** | | (76) | (135) |
| **Total Capital Required** | $ | **4,191** | $ | 3,944 | $ 3,763 |
| | | | | | |
| **MCCSR ratios:** | | | | | |
| **Tier 1** | | **152%** | | 151% | 157% |
| **Total** | | **204%** | | 205% | 211% |

In the United States, GWL&A is subject to comprehensive state and federal regulation and supervision throughout the United States. The National Association of Insurance Commissioners (NAIC) has adopted risk-based capital rules and other financial ratios for U.S. life insurance companies. At the end of 2007 GWL&A has estimated the risk-based capital (RBC) ratio to be 586%, well in excess of that required by NAIC.

The capitalization of the Company and its operating subsidiaries will also take into account the views expressed by the various credit rating agencies that provide financial strength and other ratings to the Company.

The Company has also established policies and procedures designed to identify, measure and report all material risks. Management is responsible for establishing capital management procedures for implementing and monitoring the capital plan. The Board of Directors reviews and approves all capital transactions undertaken by management pursuant to the annual capital plan. The capital plan is designed to ensure that the Company maintains adequate capital, taking into account the Company's strategy and business plans.

## 11. Stock Based Compensation

110,000 options were granted under the Company's stock option plan for the three months ended March 31, 2008 (1,749,000 options were granted during the first quarter of 2007). The weighted fair value of options granted during the three months ended March 31, 2008 were $3.13 per option ($7.49 per option during the three months ended March 31, 2007). Compensation expense of $2 after-tax has been recognized in the Summary of Consolidated Operations for the three months ended March 31, 2008 ($1 after-tax for the three months ended March 31, 2007).

## 12. Pension Plans and Other Post-Retirement Benefits

The total benefit costs included in operating expenses are as follows:

|  | For the three months ended March 31 | |
|---|---|---|
|  | **2008** | 2007 |
| Pension benefits | $ **13** | $ 11 |
| Other benefits | **3** | 5 |
| **Total** | $ **16** | $ 16 |

## 13. Earning per Common Share

The following table provides the reconciliation between basic and diluted earnings per common share:

| | For the three months ended March 31 | | | |
|---|---|---|---|---|
| | **2008** | | 2007 | |
| **(a) Earnings** | | | | |
| Net income from continuing operations | $ | **625** | $ | 472 |
| Net income from discontinued operations | | **43** | | 56 |
| Net income | $ | **668** | $ | 528 |
| Perpetual preferred share dividends | | **14** | | 14 |
| Net income - common shareholders | $ | **654** | $ | 514 |
| **(b) Number of common shares** | | | | |
| Average number of common shares outstanding | | **893,862,214** | | 891,567,961 |
| Add: | | | | |
| - Potential exercise of outstanding stock options | | **4,838,672** | | 6,958,935 |
| Average number of common shares outstanding - diluted basis | | **898,700,886** | | 898,526,896 |
| **Basic earnings per common share** | | | | |
| From continuing operations | $ | **0.684** | $ | 0.513 |
| From discontinued operations | | **0.048** | | 0.063 |
| | $ | **0.732** | $ | 0.576 |
| **Diluted earnings per common share** | | | | |
| From continuing operations | $ | **0.680** | $ | 0.510 |
| From discontinued operations | | **0.048** | | 0.062 |
| | $ | **0.728** | $ | 0.572 |

## 14. Accumulated Other Comprehensive Income

| | For the three months ended March 31, 2008 | | | | | |
| | Unrealized foreign exchange gains(losses) on translation of foreign operations | Unrealized gains(losses) on available for sale assets | Unrealized gains(losses) on cash flow hedges | Total | Non-controlling interest | Shareholder |
|---|---|---|---|---|---|---|
| Balance, beginning of year | $ (1,801) | $ 174 | $ 13 | $ (1,614) | $ 81 | $ (1,533) |
| Other comprehensive income | 456 | (84) | (71) | 301 | (10) | 291 |
| Income tax | - | 25 | 25 | 50 | 2 | 52 |
| | 456 | (59) | (46) | 351 | (8) | 343 |
| Balance, end of period | $ (1,345) | $ 115 | $ (33) | $ (1,263) | $ 73 | $ (1,190) |

| | For the three months ended March 31, 2007 | | | | | |
| | Unrealized foreign exchange gains(losses) on translation of foreign operations | Unrealized gains(losses) on available for sale assets | Unrealized gains(losses) on cash flow hedges | Total | Non-controlling interest | Shareholder |
|---|---|---|---|---|---|---|
| Balance, beginning of year | $ (591) | $ - | $ - | $ (591) | $ 44 | $ (547) |
| Opening transition adjustment | - | 383 | - | 383 | (19) | 364 |
| Income tax | - | (107) | - | (107) | 5 | (102) |
| | - | 276 | - | 276 | (14) | 262 |
| Other comprehensive income | (75) | (47) | - | (122) | - | (122) |
| Income tax | - | 11 | - | 11 | - | 11 |
| | (75) | (36) | - | (111) | - | (111) |
| Balance, end of period | $ (666) | $ 240 | $ - | $ (426) | $ 30 | $ (396) |

## 15. Reinsurance Transaction

On February 14, 2008, the Company's indirect wholly-owned Irish reinsurance subsidiary, Canada Life International Re Limited, signed an agreement with Standard Life Assurance Limited, a U.K. based provider of life, pension and investment products, to assume by way of indemnity reinsurance, a large block of U.K. payout annuities. The reinsurance transaction increased premium income, paid or credited to policyholders, funds held by ceding insurers and policy liabilities by $12.5 billion.

GREAT-WEST
LIFECO INC.

**16. Segmented Information**
   **Consolidated Operations**
   **For the three months ended March 31, 2008**

| | Canada | United States | Europe | Lifeco Corporate | Total |
|---|---|---|---|---|---|
| **Income:** | | | | | |
| Premium income | $ 1,977 | $ 853 | $ 13,960 | $ - | $ 16,790 |
| Net investment income | | | | | |
| Regular net investment income | 624 | 316 | 419 | (7) | 1,352 |
| Changes in fair value on held for trading assets | (88) | (220) | (632) | - | (940) |
| Total net investment income | 536 | 96 | (213) | (7) | 412 |
| Fee and other income | 265 | 378 | 154 | - | 797 |
| **Total income** | 2,778 | 1,327 | 13,901 | (7) | 17,999 |
| **Benefits and expenses:** | | | | | |
| Paid or credited to policyholders | 1,868 | 914 | 13,502 | - | 16,284 |
| Other | 546 | 396 | 185 | 1 | 1,128 |
| Amortization of finite life intangible assets | 4 | 5 | 1 | - | 10 |
| **Net operating income** | | | | | |
| **before income taxes** | 360 | 12 | 213 | (8) | 577 |
| Income taxes | 81 | (7) | 36 | (1) | 109 |
| **Net income before non-controlling** | | | | | |
| **interests** | 279 | 19 | 177 | (7) | 468 |
| Non-controlling interests | 19 | (175) | (1) | - | (157) |
| **Net income from continuing operations** | 260 | 194 | 178 | (7) | 625 |
| **Net income from discontinued operations** | - | 43 | - | - | 43 |
| **Net Income** | 260 | 237 | 178 | (7) | 668 |
| Perpetual preferred share dividends | 11 | - | 3 | - | 14 |
| **Net income - common shareholders** | $ 249 | $ 237 | $ 175 | $ (7) | $ 654 |

For the three months ended March 31, 2007

| | Canada | United States | Europe | Lifeco Corporate | Total |
|---|---|---|---|---|---|
| **Income:** | | | | | |
| Premium income | $ 1,805 | $ 603 | $ 2,934 | $ - | $ 5,342 |
| Net investment income | | | | | |
| Regular net investment income | 625 | 357 | 411 | 1 | 1,394 |
| Changes in fair value on held for trading assets | (31) | 37 | (423) | - | (417) |
| Total net investment income | 594 | 394 | (12) | 1 | 977 |
| Fee and other income | 255 | 136 | 162 | - | 553 |
| **Total income** | 2,654 | 1,133 | 3,084 | 1 | 6,872 |
| **Benefits and expenses:** | | | | | |
| Paid or credited to policyholders | 1,768 | 846 | 2,727 | - | 5,341 |
| Other | 578 | 155 | 171 | 1 | 905 |
| Amortization of finite life intangible assets | 4 | 3 | 1 | - | 8 |
| **Net operating income before income taxes** | 304 | 129 | 185 | - | 618 |
| Income taxes | 44 | 37 | 32 | - | 113 |
| **Net income before non-controlling interests** | 260 | 92 | 153 | - | 505 |
| Non-controlling interests | 24 | 6 | 3 | - | 33 |
| **Net income from continuing operations** | 236 | 86 | 150 | - | 472 |
| **Net income from discontinued operations** | - | 56 | - | - | 56 |
| **Net Income** | 236 | 142 | 150 | - | 528 |
| Perpetual preferred share dividends | 11 | - | 3 | - | 14 |
| **Net income - common shareholders** | $ 225 | $ 142 | $ 147 | $ - | $ 514 |

## 17. Subsequent Events

**(a)** On April 1, 2008, GWL&A completed the previously announced sale of its health care business, Great-West Healthcare (refer to note 2).

**(b)** On April 18, 2008, the Company repaid $1,085 ($730 Canadian and U.S. $345) on its one year credit facility with a Canadian chartered bank. As a result, the outstanding balance of the credit facility is $579 ($268 Canadian and U.S. $302).